Exhibit 2.1

Framework Agreement

in relation to the sale of handysize gas vessels

dated 14 November 2012

between

Maersk Handy Gas Pte Ltd

and

A.P. Moller Singapore Pte Ltd

and

Live Oak Company Limited

as Sellers

and

Navigator Holdings LTD

and

Navigator Gas L.L.C.

as Buyers

Contents

1	Definitions	3
2	Sale of the Vessels	4
3	Acceding Buyers	4
4	Purchase price and deposit	5
5	Delivery of the Vessels	5
6	Management of the Vessels	6
7	General default provision	7
8	Buyers’ default	8
9	Sellers’ default	8
10	Miscellaneous default provision	9
11	Signing	9
12	Antitrust	10
13	Interest	10
14	Assignment	10
15	Confidentiality	10
16	Entire agreement	10
17	Costs and expenses	11
18	Conflict between provisions	11
19	Notices	11
20	Governing law and jurisdiction	12
21	List of Appendices	13

This framework agreement (the “Agreement”) is entered into on 14 November 2012 between

(1)	Maersk Handy Gas Pte Ltd, 200 Cantonment Road, 10-00 Southpoint, 089763, Singapore, as sellers;

(2)	A.P. Moller Singapore Pte Ltd, 200 Cantonment Road, 10-00 Southpoint, 089763, Singapore, as sellers;

(3)	Live Oak Company Limited with company registration no. EC 06888, Crisson Bldg 3rd Floor, Queen Street 16, Hamilton, Bermuda, as sellers (and together with Maersk Handy Gas Pte Ltd and A. P. Moller Singapore Pte Ltd, the “Sellers”);

(4)	Navigator Holdings LTD with company registration no. 29140, Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960, as buyers; and

(5)	Navigator Gas L.L.C. with company registration no. 961263, Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960, as buyers.

WHEREAS:

A.	The Sellers have agreed to sell and the Buyers have agreed to buy 11 handysize gas vessels on en bloc basis for a total price of USD 470,000,000;

B.	The Parties have agreed that each of the Vessels will be delivered separately to the Buyers and that the delivery date for each vessel will be nominated by the Sellers;

IT IS AGREED as follows:

1	Definitions

1.1	In this Agreement the following terms and expressions shall have the meaning set out below:

“Acceding Buyer” shall have the meaning set out in Clause 3.1.

“Buyers” means Navigator Holdings LTD., Navigator Gas L.L.C. and any entity having acceded to this Agreement in accordance with Clause 3.

“Banking Days” means days on which banks are open in New York, London and Copenhagen.

“Charter Commitment” means any contract for employment of any Vessel for a duration of time, including but not limited to time charterparty and bareboat charterparty. Charter Commitment shall, however, not include any voyage charterparty or any other employment of the Vessels with similar effect.

“Delivery Port” means any port worldwide where a Vessel is situated.

“East of Suez” means a Delivery Port in Arabian Gulf—Singapore range.

“Escrow Agreement” means the escrow agreement entered into on the same date as this Agreement between Sellers, Buyers and the Escrow Bank attached hereto as Appendix 6.

“Escrow Bank” means Nordea Bank Danmark A/S.

“Escrow Funds” means the deposit or part of the deposit paid by the Buyers in accordance with Clause 4.3 of the Agreement.

“Escrow Payment Letter” means the escrow payment letter to be given by the Sellers and the Buyers in accordance with Clause 4.3 of the Agreement and the Escrow Agreement.

“MOA” means the Norwegian Saleform 2012 Memorandum of Agreements with amendments and rider clauses for the sale of each Vessel and attached as Appendix 1 to this Agreement.

“Parties” means each party to this Agreement and any Acceding Buyer nominated by the Buyers’ in accordance with Clause 3 of this Agreement.

“Vessels” means the 11 handysize gas vessels listed in Appendix 1 to this Agreement.

“West of Suez” means a Delivery Port situated in the Mediterranean area (excluding the Black Sea), North West Europe, US Gulf, US East Coast and the Caribbean.

2	Sale of the Vessels

2.1	The Sellers hereby agree to sell by way of an en bloc sale, and the Buyers agree to buy, the Vessels on the terms set out in this Agreement, including but not limited to the terms and conditions of the MOAs.

3	Acceding Buyers

3.1	Any wholly owned subsidiary of the Buyers may accede to this Agreement (an “Acceding Buyer”) by way of executing and delivering to the Sellers an accession deed in the form set out in Appendix 3. By executing and delivering an accession deed the Acceding Buyer becomes a Buyer in relation to the purchase on an individual Vessel.

3.2	Notwithstanding any nomination of an Acceding Buyer for individual Vessels pursuant to Clause 3.1, Navigator Holdings Ltd. and Navigator Gas L.L.C. shall remain fully responsible for any obligations under this Agreement and Navigator Holdings LTD. and Navigator Gas L.L.C. shall fully guarantee the performance of any Acceding Buyer’s obligations under this Agreement and the purchase of the individual Vessel.

4	Purchase price and deposit

4.1	The total purchase price for all the Vessels is USD 470,000,000.

4.2	The allocated purchase price for each of the Vessels is set out in Appendix 2.

4.3	As security for the correct fulfilment of this Agreement the Buyers shall pay a deposit of 10% (ten per cent) of the total purchase price, equal to USD 47,000,000 at the date of this Agreement. This deposit shall be placed as Escrow Funds with the Escrow Bank and held by it in accordance with the Escrow Agreement attached hereto as Appendix 6 and the relevant part of the deposit is to be released upon the Buyers and Sellers signing a protocol of delivery and acceptance in respect of that relevant Vessel. Simultaneously with signing the protocol of delivery and acceptance the Sellers and the Buyers shall also be obliged to sign an Escrow Payment Letter under the Escrow Agreement and thereby releasing the relevant part of the deposit. Interest on the deposit, if any, shall be credited to the Buyers. Any fee charged for holding the said deposit shall be borne equally by the Sellers and the Buyers.

4.4	The remaining part of the purchase price (i.e. 90% (ninety per cent)) which is allocated to a Vessel in accordance with Appendix 2 shall be paid in full free of bank charges by way of conditional payments using SWIFT messages MT202 and MT199 substantially in the form set out in Appendix 4 to Nordea Bank Danmark A/S 1 (one) Banking Day prior to delivery of the relevant Vessel.

4.5	When the Vessel is in every respect ready for delivery, the Sellers shall give the Buyers a written notice of readiness for delivery. The Buyers shall then immediately take delivery of the Vessel but not later than 2 (two) Banking Day after the date that the notice of readiness has been given. 10% (ten per cent) of the purchase price allocated to the relevant Vessel shall be paid and released from the deposit in accordance with Clause 4.3, and the Buyers and Sellers shall jointly instruct the Escrow Bank to release this amount by sending the Escrow Payment Letter simultaneously with the release of the payment of the remainder of the purchase price by the Buyers.

4.6	The purchase price and any other amounts due from the Buyers to the Sellers under this Agreement shall be paid by the Buyers to the Sellers in full without any set-off, counterclaim, deduction or withholding.

5	Delivery of the Vessels

5.1	Each Vessel shall be delivered and taken over safely afloat at the Vessel’s Delivery Port which is to be nominated by the Sellers in accordance with the terms of this Clause 5 and Appendix 2.

5.2	Notwithstanding Clause 5.1, if the intended location of a Delivery Port, entails a risk of an adverse tax effect for the Buyers or the Sellers as a result of the transfer of title to a Vessel, the Sellers and the Buyers shall be obliged to postpone the transfer of title of such Vessel until the Vessel is in such location where there is no risk of such adverse tax effects. The Sellers and the Buyers shall cooperate in this respect, including evaluating the possibility of a transfer of title of the Vessel in international waters.

5.3	Delivery of the Vessels shall take place from 31st January 2013, after the Sellers’ employment of the respective Vessels has expired and in accordance with Appendix 2. The Sellers shall nominate an estimated delivery date and time for each of the Vessels in the Sellers’ absolute discretion by giving the Buyers 30, 20, 10, 5 and 3 days notice of the estimated time of arrival at the nominated Delivery Port.

5.4	The Sellers shall be entitled to nominate a Delivery Port situated West of Suez for any Vessel, subject only to the restrictions set out in Appendix 2.

5.5	The Sellers shall be entitled to nominate a Delivery Port situated East of Suez for up to 4 (four) of the following 6 (six) Vessels: (i) m.v. “Maersk Humber”, (ii) m.v. “Maersk Global”, (iii) m.v. “Maersk Galaxy”, (iv) m.v. “Maersk Genesis”, (v) m.v. “Maersk Gusto” and (vi) m.v. “Maersk Harmony”, subject only to the restrictions set out in Appendix 2.

5.6	In relation to the 4 (four) Vessels employed on time charters, i.e. (i) m.v. “Maersk Harmony”, (ii) m.v. “Maersk Grace”, (iii) m.v. “Maersk Glory” and (iv) m.v. “Maersk Honour”, the Sellers shall be entitled to nominate a Delivery Port within the redelivery range set out in the time charter under which the relevant Vessel is employed or potentially employed.

5.7	In order to assist a smooth delivery of the Vessels as set out in Clauses 5.1-5.6 above, the Parties agree to cooperate in good faith (as may be reasonably required) in connection with the delivery of the Vessels.

5.8	Once the deposit has been paid by the Buyers (cf. Clause 4), the Sellers shall not employ any Vessel on any Charter Commitment if the Vessel under such Charter Commitment is expected to be redelivered to the Sellers later than 28 February 2013.

5.9	As of the date of this Agreement and until delivery of the Vessels, the Sellers undertake not to employ the Vessels in contradiction with any sanctions against any sovereign nation issued by the European Union, United States of America or United Nations.

6	Management of the Vessels

6.1	The Buyers’ shall upon receipt of the 30 days’ notice of readiness issued in accordance with Clause 5.3, within 2 (two) Banking Days declare to the Sellers, whether the Buyers intend that the relevant Vessel shall, remain under the technical management of Maersk Tankers A/S and notify the Sellers of the expected duration of such technical management arrangements. If the Buyers have not made any declaration within the 2 (two) Banking Days the Buyers shall be deemed to have opted not to continue with the technical management of Maersk Tankers A/S on delivery.

6.2	If a Vessel shall remain under technical management by Maersk Tankers A/S then, no later than at the delivery of the relevant Vessel, the Buyers shall enter into a ship management agreement with Maersk Tankers A/S for the Vessel in the form attached to this Agreement as Appendix 5.

6.3	If technical management for any of the Vessels shall remain with Maersk Tankers A/S for a period of 2 (two) months or more, then such ship management agreement shall be only be terminated for convenience by the giving of a minimum of 2 (two) months’ notice.

6.4	Maersk Tankers A/S shall have the option of assigning any of the their rights and obligations under the ship management agreement for a Vessel to a company within the A.P. Moller-Maersk Group as nominated by Maersk Tankers A/S in their absolute discretion.

7	General default provision

7.1	Without prejudice to any rights that have accrued under this Agreement or any of its rights or remedies, either Party may terminate this Agreement with immediate effect by giving notice to the other Party if:

7.1.1	the other Party suspends payment of its debts, or is unable to pay its debts as they fall due or admits inability to pay its debts, or is deemed unable to pay its debts within the meaning of section 123 of the English Insolvency Act 1986; or

7.1.2	the other Party commences negotiations with all or any class of its creditors with a view to rescheduling any of its debts, or makes a proposal for or enters into any compromise or arrangement with its creditors; or

7.1.3	a petition is filed, a notice is given, a resolution is passed, or an order is made, for or in connection with the winding up of that other Party, and that petition, notice, resolution or order is not discharged within 14 days; or

7.1.4	an application is made to court, or an order is made, for the appointment of an administrator, or if a notice of intention to appoint an administrator is given or if an administrator is appointed, over the other Party, and that application, order, notice or appointment is not discharged within 14 days; or

7.1.5	a person becomes entitled to appoint a receiver over the assets of the other Party or a receiver is appointed over the assets of the other Party; or

7.1.6	the other Party is the subject of a bankruptcy petition or order, and that petition or order is not discharged within 14 days; or

7.1.7	a creditor or encumbrancer of the other Party attaches or takes possession of, or a distress, execution, sequestration or other such process is levied or enforced on or sued against, the whole or any part of the other Party’s assets and such attachment or process is not discharged within 14 days; or

7.1.8	the other Party suspends or ceases carrying on all or a substantial part of its business.

7.2	The remedies available to the Sellers in the case of the Buyers’ default under this Clause are set out in Clause 8, and the remedies available to the Buyers in case of the Sellers default under this Clause are set out in Clause 9.

8	Buyers’ default

8.1	Should the purchase price for a Vessel not be paid in accordance with this Agreement and the terms and conditions of the MOA, the Sellers have the right to terminate the MOA for the Vessel, in which case the full amount of the deposit remaining in the joint account (cf. Clause 4.3) together with interest earned shall be forfeited and immediately released to the Sellers. If the Sellers’ loss exceeds the amount received in this way, the Sellers shall be entitled to claim further compensation for their direct losses in relation to that Vessel, however, up to a maximum amount no greater than the purchase price less deposit in relation to that Vessel. The Sellers shall as an alternative be entitled to terminate this Agreement in which case the full amount of the deposit remaining in the joint account (cf. Clause 4.3) together with interest earned shall be forfeited and immediately released to the Sellers. If the Sellers’ loss exceeds the amount received in this way, the Sellers shall be entitled to claim further compensation for their direct losses, however, up to a maximum amount no greater than the aggregate purchase price less the deposit of the Vessels not already delivered.

8.2	Should the Sellers become entitled to terminate this Agreement under the provisions of Clause 7, the full amount of the deposit remaining in the joint account (cf. Clause 4.3) together with interest earned shall be forfeited and immediately released to the Sellers. If the Sellers’ loss exceeds the amount received in this way, the Sellers shall be entitled to claim further compensation for their direct losses, however, up to a maximum amount no greater than to the aggregate purchase price less the deposit of the Vessels not already delivered.

9	Sellers’ default

9.1	Should any Vessel become an actual, constructive or compromised total loss before it has been delivered to the Buyers, such Vessel shall be excluded from the sale of the Vessels to the Buyers and the total purchase price shall be reduced by the purchase price allocated to the relevant Vessel as set out in Appendix 2. The deposit for the Vessel in the amount of 10% (ten per cent) of the purchase price for the relevant Vessel shall remain in the joint account and be applied as part payment of the purchase price for the next Vessel being delivered, unless no further Vessels are to be delivered under this Agreement, in which case it shall be released to the Buyers immediately. Otherwise, this Agreement shall not be affected in any way. The Buyers shall not be entitled to terminate this Agreement or to bring any other claim whatsoever against the Sellers for this reason.

9.2	Subject to the provisions of Clause 9.1, should the Sellers fail to give notice of readiness in accordance with the terms and conditions of the MOA for a Vessel or fail to be ready to validly complete a legal transfer of the Vessel by the later of (i) 31 December 2013 or (ii) in respect of any Vessel employed under a time charterparty as of the date of this Agreement, 3 (three) months after re-delivery of such Vessel from its time charter party, the Buyers shall have the option of terminating the MOA for the Vessel. If after notice of readiness has been given but before the Buyers have taken delivery, the Vessel ceases to be physically ready for delivery and is not made physically ready again in every respect by the time set out above and a new notice of readiness given, the Buyers shall retain their option to terminate the MOA for the Vessel.

9.3	Should the Buyers become entitled to terminate the sale of a Vessel for any reason whatsoever (including but not limited to under Clause 9.2), the deposit related to the Vessel equal to 10% (ten per cent) of the purchase price for the Vessel together with interest thereon, shall be released to them immediately from the joint account. Otherwise, this Agreement shall remain in full force and effect, and the Parties’ rights and obligations under this Agreement in relation to the other Vessels shall not be affected in any way. The Buyers shall not be entitled to terminate this Agreement or to bring any other claim whatsoever against the Sellers for this reason.

9.4	Should the Buyers become entitled to terminate this Agreement under the provisions of Clause 7, the amount of the deposit remaining in the joint account (cf. Clause 4.3) shall be released to them immediately. If the Buyers’ loss exceeds the amount received from the joint account, the Buyers shall be entitled to claim further compensation for their direct losses, however, up to a maximum amount no greater than the aggregate purchase price less the deposit of the Vessels not already delivered.

10	Miscellaneous default provision

10.1	Apart from the rights to terminate this Agreement as set out in the provisions of Clauses 7, 8, and 9, neither Party shall be entitled to terminate this Agreement for any reason whatsoever.

10.2	Once a Vessel has been delivered to the Buyers, the Parties’ rights and obligations under this Agreement in relation to that Vessel shall not be affected in any way by the termination of this Agreement for any reason whatsoever.

11	Signing

11.1	At the signing of this Agreement, the Sellers have delivered to the Buyers:

11.1.1	documentary evidence from relevant corporate bodies of the Sellers authorising the signing of this Agreement and the consummation of the transactions contemplated under this Agreement.

11.2	At the signing of this Agreement, the Buyers have delivered to the Sellers:

11.2.1	documentary evidence from relevant corporate bodies of the Buyers authorising the signing of this Agreement and the consummation of the transactions contemplated under this Agreement; and

11.2.2	latest audited financial annual accounts / statement of Navigator Holdings Ltd.

12	Antitrust

12.1	The Buyers are solely responsible for taking any and all steps necessary for obtaining any clearance(s) required by the Buyers and/or the Sellers under any antitrust or competition law to consummate the transactions under this Agreement and the MOA’s in accordance with the agreed delivery dates. If the Buyers are not able to consume the transactions set forth herein due to lack of required clearance Clause 8 shall apply mutatis mutandis.

12.2	If relevant, the Buyers shall prepare and submit relevant submissions, filings, etc. as soon as reasonably practicable provided the Sellers have adequately and timely provided the Buyers with information reasonably requested by the Buyers to fulfill their obligations. The Buyers and the Sellers shall cooperate in this respect and the Sellers shall be given time to comment on any submissions, filings, etc. and the Buyers shall take the comments of the Sellers into account.

13	Interest

13.1	If the Buyers fail to make any payment due to the Sellers under this Agreement by the due date for payment, then the Buyers shall pay interest on the overdue amount at the rate of 3% (three per cent) per annum above 3 months LIBOR as such is fixed on the date on which such failure to make payment occurs. Such interest shall accrue on a daily basis from the due date until actual payment of the overdue amount, whether before or after judgment. The Buyers shall pay the interest together with the overdue amount.

14	Assignment

14.1	Except for (i) the possibility of an Acceding Buyer under Clause 3 and (ii) the rights of Maersk Tankers A/S under Clause 6 to assign the rights and obligations under a ship management agreement for a Vessel, neither Party shall assign, transfer, mortgage, charge, subcontract or deal in any other manner with any of its rights and obligations under this Agreement without the prior written consent of the other Party.

14.2	At the time of delivery of a Vessel under this Agreement, any outstanding warranty claims against a shipyard relating to that Vessel are assigned to the Buyers, unless such work covered by the outstanding warranty claim have been carried out for the Sellers’ account, in which case the warranty claim related to such work are retained by the Sellers. In case, the assignment of outstanding warranty claims requires the shipyard’s consent, the Sellers and Buyers will jointly use reasonable endeavours to obtain such consent.

15	Confidentiality

15.1	Each Party undertakes that it shall not at any time during this Agreement, disclose any information which should reasonably be considered and is advised to be private or confidential concerning any costumer or suppliers of the other Party to any person which is not (i) an employee, (ii) professional advisor, (iii) representative or (iv) officer of such Party or except as may be required by law, court order or any governmental or regulatory authority.

16	Entire agreement

16.1	This Agreement constitutes the entire agreement between the Parties and supersedes and extinguishes all previous drafts, agreements, arrangements and understandings between them, whether written or oral, relating to its subject matter.

16.2	Each Party acknowledges that in entering into this Agreement it does not rely on, and shall have no remedies in respect of, any representation or warranty (whether made innocently or negligently) that is not set out in this Agreement.

17	Costs and expenses

17.1	Each of the Parties shall bear their own costs and expenses including (i) fees with respect to their external advisors, including auditors and lawyers and (ii) public charges of any nature.

18	Conflict between provisions

18.1	The Appendices attached to the Agreement shall form an integrated part hereof. In case of any ambiguity or conflict between the provisions of this Agreement and the provisions of any Appendix, the terms of this Agreement shall prevail.

19	Notices

19.1	Any communication to be made under or in connection with this Agreement shall be made in writing and, unless otherwise stated, may be made by letter (registered mail or hand delivery) or E-mail as follows:

If to Maersk Handy Gas Pte Ltd, A.P. Moller Singapore Pte Ltd or Live Oak Company Limited:

Maersk Tankers A/S

Esplanaden 50

1098 Copenhagen K

Denmark

For the attention of.: Head of legal

Email: jacob.ulrik@maersk.com

If to any of the Buyers:

Navigator Gas L.L.C.

c/o NGT Services (UK) Ltd

21 Palmer Street

SW1H 0AD

United Kingdom

For the attention of.: Chief Operating Officer

Email: mail@navigatorgas.com

or any substitute address or Email-address or department or officer as any Party may notify to the other Party.

19.2	The receipt of any notices or other communication from a Party made by E-mail shall also be forwarded by letter (registered mail or hand delivery) unless the E-mail is confirmed as received by the other Party.

20	Governing law and jurisdiction

20.1	This Agreement shall be governed by and construed in accordance with English law and any dispute arising out of or in connection with this Agreement shall be referred to arbitration in London in accordance with the Arbitration Act 1996 or any statutory modification or re-enactment thereof save to the extent necessary to give effect to the provisions of this Clause.

20.2	The arbitration shall be conducted in accordance with the London Maritime Arbitrators Association (LMAA) Terms current at the time when the arbitration proceedings are commenced.

20.3	The reference shall be to three arbitrators. A Party wishing to refer a dispute to arbitration shall appoint its arbitrator and send notice of such appointment in writing to the other Party requiring the other Party to appoint its own arbitrator within 14 calendar days of that notice and stating that it will appoint its arbitrator as sole arbitrator unless the other Party appoints its own arbitrator and gives notice that it has done so within the 14 days specified. If the other Party does not appoint its own arbitrator and give notice that it has done so within the 14 days specified, the Party referring a dispute to arbitration may, without the requirement of any further prior notice to the other Party, appoint its arbitrator as sole arbitrator and shall advise the other Party accordingly. The award of a sole arbitrator shall be binding on both Parties as if he had been appointed by agreement.

20.4	In the event that there are multiple claimants and/or multiple respondents, the reference shall be to three arbitrators. Two of these shall be appointed by the Parties as defined in this Agreement: one by the Sellers for their party in the dispute (either the claimants or the respondents), and one by the Buyers for their party in the dispute. Otherwise, the appointment of arbitrators shall follow the procedure set out in Clause 20.3.

20.5	Nothing herein shall prevent the Parties agreeing in writing to vary these provisions to provide for the appointment of a sole arbitrator.

20.6	In cases where neither the claim nor any counterclaim exceeds the sum of USD 50,000 (or such other sum as the Parties may agree) the arbitration shall be conducted in accordance with the LMAA Small Claims Procedure current at the time when the arbitration proceedings are commenced.

21	List of Appendices

21.1	The following Appendices are attached to this Agreement:

Appendix 1:	MOAs for the sale of each Vessel

Appendix 2:	List of the Vessels

Appendix 3:	Form of Accession Deed

Appendix 4:	Form of MT103 and MT199 SWIFT messages

Appendix 5:	Form of ship management agreement

Appendix 6:	Escrow Agreement

This Agreement has been entered into on the date stated at the beginning of it.

For and on behalf of
Maersk Handy Gas Pte Ltd as Sellers

By:	/s/ Christian M. Ingerslev
Name:	Christian M. Ingerslev
Title:	Attorney in Fact

By:
Name:
Title:

For and on behalf of
A.P. Moller Singapore Pte Ltd as Sellers

By:	/s/ Christian M. Ingerslev
Name:	Christian M. Ingerslev
Title:	Attorney in Fact

By:
Name:
Title:

For and on behalf of
Live Oak Company Limited as Sellers

By:	/s/ Christian M. Ingerslev
Name:	Christian M. Ingerslev
Title:	Attorney in Fact

By:
Name:
Title:

For and on behalf of
Navigator Holdings LTD. as Buyers

By:	/s/ Niall Nolan
Name:	Niall Nolan
Title:	Attorney in Fact

By:
Name:
Title:

For and on behalf of
Navigator Gas L.L.C. as Buyers

By:	/s/ Niall Nolan
Name:	Niall Nolan
Title:	Attorney in Fact

By:
Name:
Title:

Acknowledged and agreed on behalf of
Maersk Tankers A/S as technical manager in relation to Clause 6 and Clause 14 of this Agreement

By:	/s/ Christian M. Ingerslev
Name:	Christian M. Ingerslev
Title:	Attorney in Fact

By:
Name:
Title:

Appendix 2 – List of the Vessels

List of the Vessels

Name of Vessel	Purchase price for Vessel	Time and/or place of delivery of the Vessel (to be read in accordance with Clause 5)
m.v. “Maersk Humber”	USD 29,000,000	First open position after 31 January 2013.
m.v. “Caribe”	USD 32,500,000

Shall be delivered West of Suez, upon (i) redelivery of the Vessel to Sellers from the current time charterparty with PDVSA, (ii) deletion from the Venezuelan ships register, and (iii) registration in Singapore Register, Isle of Man Register or Liberia Register*. The ship shall be delivered to Buyers’ outside Venezuelan territory.

*  If the Vessel is delivered in the Liberia Register the Buyers shall reimburse the Sellers for the costs hereof.

m.v. “Maersk Heritage”	USD 47,500,000	Shall be delivered West of Suez (however, always outside Venezuelan territory), immediately following redelivery from the current charterparty with PDVSA.
m.v. “Maersk Harmony”	USD 45,500,000	First open position after 31 January 2013, or in Sellers’ option immediately following redelivery to the Sellers under the current time charterparty with Petredec and within the redelivery range specified therein.
m.v. “Maersk Honour”	USD 47,500,000	Immediately following redelivery to the Sellers under the current time charterparty with BPCL and within the redelivery range specified therein.

m.v. “Maersk Glory”	USD 43,000,000	Immediately following redelivery to the Sellers under the current time charterparty with Sonatrach and within the redelivery range specified therein.
m.v. “Maersk Grace”	USD 43,000,000	First open position after 31 January 2013, or in Sellers’ option immediately following redelivery to the Sellers under the current time charterparty with Statoil.
m.v. “Maersk Gusto”	USD 45,500,000	First open position after 31 January 2013.
m.v. “Maersk Genesis”	USD 45,500,000	First open position after 31 January 2013.
m.v. “Maersk Galaxy”	USD 45,500,000	First open position after 31 January 2013.
m.v. “Maersk Global”	USD 45,500,000	First open position after 31 January 2013.